March 20, 2015

Ms. Laura E. Hatch

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

RE:

Grand Prix Investors Trust (the “Fund”)

Investment Fund Act File No. 811-22439

Dear Ms. Hatch:

Please be advised that this firm represents the Fund.  We are in receipt of your verbal comments to Brandon Pokersnik of Mutual Shareholder Services, LLC on or about February 13, 2015 relating to various Securities and Exchange Commission (“SEC”) filings of the Fund (the “Comments”).  We have prepared the following responses describing the general action(s) taken regarding each of the Comments.  In addition, we have been informed that on or about March 17, 2015, you spoke with Mr. Pokersnik that amended filings would not be required at this time provided that the Fund addresses any issues in their next filings to address your comments.

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT COMPANIES ON FORM N-CSR FOR THE FISCAL YEAR ENDED JULY 31, 2014 FILED WITH THE SEC ON OCTOBER 9, 2014 (THE “ANNUAL REPORT”)

1.

SEC COMMENT: The Shareholder Letter of the Annual Report did not meet the requirements of Item 27(b)(7) of Form N-1A.

RESPONSE: The Fund Manager has reviewed the requirements of Item 27(b)(7) of Form N-1A and will ensure those requirements are met in its filings in the future.

2.

SEC COMMENT: Schedule of Investments shows approximately 7% in debt securities.  The Prospectus states the Fund will invest between 20% and 60% in debt securities.  Please provide an explanation.

RESPONSE.  The Fund’s current prospectus filed with the SEC on December 9, 2014 (the “Prospectus”) states:

“The Fund will normally hold both common stocks and debt securities, generally with 40% to 80% of its net assets invested in common stocks and 20% to 60% of its net assets invested in debt securities, including cash equivalents or money market funds.”

The Prospectus continues to accurately reflect the Fund’s investment strategy.  Please note that the Prospectus says normally and the range is general; it does not say in all market conditions will the Fund hold 20% to 60% in debt securities.  The Fund’s Investment Advisor felt that market conditions did not favor having more in debt securities in that time.  The Fund’s Investment Advisor believed that we were, and are, in a period of time where interest rates could rise at any moment and that bonds would not react favorably to such a rise in rates.  Furthermore, the last 24 months have certainly favored equity over debt, which is why the Fund is currently more heavily weighted in equities.

3.

SEC COMMENT: Note 3 - the last sentence states the Fund did not invest in derivative positions during the fiscal year, but the Fund did invest in derivative positions.

RESPONSE:  The last sentence in Note 3 to the financial statements was written in error.  The notes to the financial statements will be corrected to disclose the Fund’s derivative investments in all future filings.

4.

SEC COMMENT: Additional information section - advisory renewal agreement does not meet the requirement of 27(d)6 on Form N-1A.

RESPONSE:  The Additional Information section of the Annual Report will be corrected to include disclosure of all information required by Section 27(d)6 of Form N-1A in all future filings.

FIDELITY BOND (40-17G)

5.

SEC COMMENT: Last bond was filed November 12, 2013.

RESPONSE: The fidelity bond required for 2014 was issued and effective from October 22, 2014 through October 22, 2015.  A copy of the bond accompanies this correspondence.

PROSPECTUS ON FORM 497 DATED NOVEMBER 18, 2014, FILED WITH SEC ON DECEMBER 9, 2014

6.

SEC COMMENT: The expense example is based on a 2.29% expense ratio as opposed to the actual of 2.24%.

RESPONSE: The expense example in the Prospectus is actually a tiny bit higher than the actual expenses so not understated, but overstated.  However, in the future, the Fund will use examples based on the actual expenses of the Fund.

FUND'S WEBSITE

7.

SEC COMMENT: Update with the most recent prospectus.

RESPONSE:  The Fund’s website has been updated with the Fund’s most recent prospectus, as filed with the SEC on December 9, 2014.

Thank you for your continued review of the Fund’s SEC filings.  Please advise if you have any further comments.

Very truly yours,

FitzGerald Yap Kreditor LLP

/s/ Lynne Bolduc, Esq.